FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated September 23, 2005, regarding negotiations with different investors in relation to a possible sale of its shareholding in Unión Fenosa.

2	Material fact dated September 23, 2005, regarding the sale to ACS Actividades de Construcción y Servicios, S.A. of a block of shares equivalent to 22.07% of the share capital of Unión Fenosa, S.A.

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Item 1

MATERIAL FACT

Banco Santander Central Hispano, at the request of the National Securities Market Commission (CNMV), hereby notifies that it is maintaining negotiations with different investors, in relation to a possible sale of its shareholding in Unión Fenosa. However, such negotiations have not materialized in any agreement to date.

Boadilla del Monte (Madrid), 23rd September 2005

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Item 2

MATERIAL FACT

Grupo Santander and ACS Actividades de Construcción y Servicios, S.A. (ACS) have agreed to the sale and purchase of a block of shares of Unión Fenosa, S.A. equivalent to 22,07% of its share capital, for a price of Euro 33.0 per share, which amounts to a total of Euro 2,219 million.

As a result of this sale, Santander Central Hispano obtains a capital gain of Euro 1,160 million approximately.

Following this operation, Grupo Santander holds no stake in Unión Fenosa, S.A. Once that the transaction is executed, the representatives of Grupo Santander on the Board of Directors of Unión Fenosa, S.A. shall resign their respective seats.

Boadilla del Monte (Madrid), September 23, 2005

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: September 26, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President